U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12b-25

                           Notification of Late Filing
                                  (Check One):

[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  April 30, 1997

________________________________________________________________________________
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:___________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

Part I - Registrant Information

--------------------------------------------------------------------------------

WINDSWEPT ENVIRONMENTAL GROUP, INC.
(Formerly: Comprehensive Environmental Systems, Inc.)

72B Cabot Street
Address of Principal Executive Office ( Street and Number)

West Babylon, NY 11704
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

     [x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [  ] The accountant's statement or other exhibit required by rule
          12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

As a result of the Securities and Exchange Commission's ("SEC") ongoing investigation of former and current officers of the Registrant, certain matters have required the Registrant to expend significant time and resources which have been the cause for this delay. Specifically, from early June through early July 1997, the Registrant has been totally focused on responding to an SEC comment letter regarding the accounting treatment and disclosure of various transactions in previous Form 10-KSB and 10-QSB filings from fiscal 1996 and 1997. In addition, the Registrant was seeking and employing a new Chief Financial Officer during this same time period.

--------------------------------------------------------------------------------

Part IV - Other Information

--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

          Michael O'Reilly              516                    694 - 7060
              (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the
     answer is no, identify report(s)   [x] Yes [ ] No


(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof?                           [x] Yes [ ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Rider A attached.

                       Windswept Environmental Group, Inc.
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 25, 1997                   By: /s/ Michael O'Reilly
                                       -----------------------------------------
                                       Michael O'Reilly, Chief Executive Officer


--------------------------------------------------------------------------------

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

--------------------------------------------------------------------------------

                                     RIDER A


Windswept Environmental Group, Inc. (the "Registrant") anticipates that its results of operations for the year ended April 30, 1997 will vary significantly from its results of operations for the fiscal year ended April 30, 1996. Revenues for fiscal 1997 are estimated to be $15.5 million compared with $9.9 million in fiscal 1996. The Registrant also expects that the net loss in fiscal 1997 will be significantly less than the $4,034,000 loss incurred in fiscal 1996. During 1996, the Registrant's net loss included $2,320,000 relating to write-downs of investments. During 1997, the Registrant incurred costs of approximately $1,050,000 associated with the termination of certain corporate officers and legal and professional fees in excess of $300,000 on matters stemming from the indictment of the former Chief Operating Officer and the former Special Securities Counsel. Because the annual audit is currently ongoing, management is unable to further quantify an estimate of results of operations for the year ended April 30, 1997.